Exhibit 4.9

MASTER SERVICES AGREEMENT

THIS AGREEMENT, made and entered into effective this 29 day of March, 2006, by and between SULPHCO, INC., a Nevada corporation having an office and place of business at 850 Spice Islands Drive, Sparks, NV 89431, hereinafter referred to as "OWNER", and MUSTANG INTERNATIONAL, L.P., a Texas limited partnership having principal offices at 16001 Park Ten Place, Houston, Texas 77084, hereinafter referred to as "CONTRACTOR".

WITNESSETH THAT:

WHEREAS, OWNER desires to have CONTRACTOR provide program management, engineering, procurement, construction management and other services, hereinafter referred to as the "Work" in connection with the installation of new facilities or the modification of existing facilities, and

WHEREAS, CONTRACTOR has the resources, technically competent personnel and the desire to undertake the Work, and

WHEREAS, the parties hereto desire that the Work be performed on the basis of the reimbursable terms provided herein,

NOW THEREFORE, OWNER and CONTRACTOR, for and in consideration of the mutual covenants and agreements herein contained, agree as follows;

ARTICLE 1. DEFINITION OF THE WORK

1.1
The Work to be provided by CONTRACTOR under this Agreement shall consist of services such as program management, engineering, procurement, construction management and other services to the extent mutually agreed upon by OWNER and CONTRACTOR. Procurement services, if any, shall be by CONTRACTOR as agent, acting for and on behalf of OWNER; construction management services, if any, shall consist of overall technical management of construction, and shall also be performed as agent of OWNER.

1.2
For each separate assignment to be included under the provisions of this Agreement, a definition of the scope of Work and fee structure involved, hereinafter referred to as a "Work Release" shall be determined to the mutual satisfaction of both parties. CONTRACTOR shall advise OWNER of its anticipated schedule for execution of the Work and shall present to OWNER its estimate of Reimbursable Costs, as hereinafter defined, to be incurred in performance of the Work.

1.3
All Work shall be performed in accordance with this Agreement and the applicable Work Release. In the event of conflict among any of the Work Release documents, the document bearing the latest date shall govern. In the event of conflict between the Articles of this Agreement and any of the Work Releases, the Articles of this Agreement shall govern.

ARTICLE 2. TIME OF PERFORMANCE

CONTRACTOR shall initiate Work immediately upon notice by OWNER to do so and shall exert all reasonable efforts to complete same by the date mutually agreed upon.

ARTICLE 3. COMPLETION OF WORK

Upon completion of the Work, CONTRACTOR shall notify OWNER in writing that the Work is complete. OWNER shall, within ten (10) working days after receipt of such notice, confirm in writing to CONTRACTOR that the Work is complete or notify CONTRACTOR of the respects in which the Work is not complete. CONTRACTOR shall then immediately take the necessary steps to accomplish the incomplete aspects of the Work brought to its attention by OWNER; upon the conclusion of which, OWNER shall issue to CONTRACTOR a notice of completion of Work. Failure to notify CONTRACTOR within the aforementioned ten (10) day period shall be deemed acceptance by OWNER of the completed Work. CONTRACTOR'S warranty obligations under ARTICLE 10 - RESPONSIBILITY OF CONTRACTOR hereof shall commence upon completion and acceptance of the Work.

ARTICLE 4. COMPENSATION TO CONTRACTOR

Except as otherwise agreed to in writing by both parties, OWNER shall, as provided in the Schedule of Rates attached to each Work Release, reimburse CONTRACTOR for all manhours, costs, expenses and charges incurred by CONTRACTOR in the execution of the Work, hereinafter referred to as "Reimbursable Costs".

ARTICLE 5. INVOICING AND PAYMENT

5.1
Except as otherwise provided in applicable Work Releases, CONTRACTOR shall invoice OWNER on a semi-monthly basis for all Reimbursable Costs incurred by CONTRACTOR during the prior period. OWNER shall pay the full amount of such invoices within fifteen (15) calendar days of receipt thereof. Any delinquent payment shall earn interest at the rate of one percent (1%) per month until paid, but not to exceed the maximum contract rate permitted by the applicable usury laws in the state where the Work is performed.

5.2
The existence of minor errors or inconsistencies in any of CONTRACTOR'S invoices shall not be cause for delay of payment. OWNER shall inform CONTRACTOR of such errors or inconsistencies and CONTRACTOR shall correct same on its next invoice by credit or debit to OWNER.

5.3
OWNER shall make prompt payments to third parties upon receipt of invoices for any purchases made or work authorized by CONTRACTOR as agent for OWNER pursuant to Section 1.1 of ARTICLE 1 - DEFINITION OF THE WORK hereof, it being understood and agreed that payments under purchase orders or contracts/subcontracts entered ii o by CONTRACTOR as agent for OWNER are the sole responsibility of OWNER.

ARTICLE 6. TERMINATION

OWNER shall have the right to terminate the Work at any time upon written notice to CONTRACTOR. In the event of such termination, OWNER shall pay CONTRACTOR'S Reimbursable Costs incurred through the effective date of termination, plus any such payments due CONTRACTOR subsequent to that date in effecting orderly termination.

ARTICLE 7. RIGHT TO AUDIT

All of CONTRACTOR'S Reimbursable Cost records shall be subject to OWNER'S audit in CONTRACTOR'S offices at any time during regular business hours and upon reasonable notice. The makeup of CONTRACTOR'S fixed or percentage rates and standard allowances shall be exempt from audit. CONTRACTOR shall maintain a true and correct set of records pertaining to Work performed hereunder and all transactions related thereto for a period of two (2) years after completion or termination of the Work.

ARTICLE 8. CONFIDENTIAL INFORMATION and COMMUNICATIONS

8.1
CONTRACTOR shall treat as confidential all information furnished by OWNER which OWNER identifies as being confidential and shall return to OWNER, upon completion or termination of the Work or upon written notice by OWNER, all such information. Confidential information furnished by OWNER shall not be disclosed by CONTRACTOR or any of its employees to any third party without the prior written consent of OWNER except as may be necessary in the performance of the Work. CONTRACTOR shall agree not to use said confidential information furnished it by OWNER except in connection with the Work. The foregoing obligations shall not apply to information that:

8.1.1	is or becomes available to the public through sources independent of or through no fault of CONTRACTOR, or

8.1.2	is in CONTRACTOR'S possession prior to the receipt of information from OWNER,
or

8.1.3	is received by CONTRACTOR from a third party who has the right to disclose same, or

8.1.4	is independently developed by CONTRACTOR without the use or benefit of OWNER'S information.

8.2
CONTRACTOR'S obligations under this ARTICLE 8 with respect to any individual item of confidential information shall remain in effect for a period of three (3) years after receipt by CONTRACTOR of same.

ARTICLE 9. PATENT RIGHTS AND PATENT INDEMNITY

9.1
If any inventions are made by CONTRACTOR or its employees in the performance of the Work, or result therefrom before one (1) year after the expiration of this Agreement, CONTRACTOR shall promptly disclose same to OWNER and hereby grants to OWNER a non-exclusive, non-transferable, royalty free, irrevocable license under any and all patents which may be obtained for such inventions.

9.2
OWNER shall be responsible for dealing with all claims of patent infringement related to processes or information supplied by OWNER, and shall indemnify and save CONTRACTOR harmless from and against any claims of infringement relating thereto. CONTRACTOR shall be responsible for dealing with all claims of patent infringement related solely to designs or methods supplied by CONTRACTOR, and shall indemnify and save OWNER harmless from and against any claim of infringement relating thereto.

ARTICLE 10. RESPONSIBILITY OF CONTRACTOR

10.1
CONTRACTOR warrants that it will perform its Work in accordance with the standards of care and diligence normally practiced by recognized engineering firms in performing services of a similar nature. If, during the one (1) year period following completion or termination of CONTRACTOR'S Work, it is shown that these standards have not been met, and OWNER has promptly notified CONTRACTOR in writing of such failure, CONTRACTOR shall perform, at its cost, such corrective services as may be necessary within the original scope of its services to remedy such deficiency. This remedial obligation shall constitute CONTRACTOR'S sole liability and OWNER'S exclusive remedy with respect to CONTRACTOR'S Work and the activities (including engineering liaison and construction management in the field) involved in its performance, irrespective of CONTRACTOR'S fault or negligence. When performing procurement services CONTRACTOR shall acquire the best available vendor and contractor warranties on behalf of Owner, but shall not itself have any liability with respect to materials or equipment purchased or fabricated. With respect to program and construction management, CONTRACTOR shall not responsible or liable for the ultimate performance, nonperformance or malperformance (including default) of any the OWNER'S other contractors.

10.2
In the event Contractor personnel are seconded to Company, this 10.2 shall govern such assignment. CONTRACTOR shall use all reasonable efforts to ensure that CONTRACTOR personnel seconded to OWNER have the qualifications and experience levels specified by OWNER. Prior to being seconded to OWNER, CONTRACTOR personnel shall be informed as to the type of services which they will be expected to provide. Since CONTRACTOR personnel will work under the direction, supervision and control of OWNER, CONTRACTOR does not warrant the quality of the services performed or results obtained. If any CONTRACTOR personnel seconded hereunder are unsatisfactory to OWNER then, upon written notice from the OWNER, CONTRACTOR shall, promptly remove such seconded personnel from OWNER'S assignment and use due diligence and its best efforts to provide a satisfactory replacement to OWNER. All administrative costs associated with such removal of such seconded personnel shall be borne by CONTRACTOR, provided always, however, that all resulting out-of-pocket costs shall be borne by OWNER. The foregoing shall constitute CONTRACTOR'S sole responsibility and OWNER'S sole remedy with respect to the qualitative performance of CONTRACTOR and its seconded personnel, irrespective of the fault or negligence of CONTRACTOR or its seconded personnel.

ARTICLE 11. FORCE MAJEURE

If either party is rendered unable, wholly or in part, by force majeure to carry out its obligations under this Agreement, other than OWNER'S obligation to make payments hereunder, that party shall give to the other party prompt written notice of the force majeure with reasonably full particulars concerning it. Thereupon the obligations of the party giving notice, so far as they are affected by the force majeure, shall be suspended during, but no longer than, the continuance of the force majeure. The affected party shall use all reasonable diligence to remove the force majeure as quickly as possible. The term "force majeure", as herein employed, shall without limitation, mean an act of God, strike, lockout, or other industrial disturbance, act of the public enemy, war, blockage, public riot, lightning, fire, storm, flood, explosion, governmental restraint, or any other cause, whether of the kind specifically enumerated above or otherwise, which is not reasonably within the control of the party claiming suspension. However, any additional costs incurred by CONTRACTOR as a result of force majeure shall be considered Reimbursable Costs.

ARTICLE 12. INSURANCE AND RISK OF LOSS

12.1
CONTRACTOR shall maintain insurance of the types and limits as follows, and shall, upon request, furnish certificates to OWNER evidencing such insurance and shall provide OWNER thirty (30) days' prior written notice of cancellation or any material change in the terms of the policies:

12.1.1
Workers' Compensation, Occupational Disease and Employer's Liability insurance covering employees engaged in performing the Work hereunder in accordance with the laws of the state in which CONTRACTOR may be required to pay compensation, with limits for Employer's Liability of $500,000 each accident.

12.1.2
Comprehensive General Liability Insurance, including Broad Form Property Damage and Blanket Contractual Liability, and Comprehensive Automobile Liability. This insurance shall cover bodily injury to or death of persons and/or loss of or damage to property of parties other than OWNER. Such insurance shall be provided in a Combined Single Limit of $1,000,000 for any accident.

12.2
OWNER assumes responsibility for all loss of or damages to OWNER'S existing property, howsoever such loss or damage shall occur, including the fault or negligence of either party, and for the cost of replacing the loss or repairing the damage to all materials, equipment and supplies purchased for permanent installation in or for use during construction of the facilities.

12.3
CONTRACTOR assumes responsibility for all loss of or damages to CONTRACTOR'S existing property, and for all personal injury (including death) to CONTRACTOR'S employees, and releases and undertakes to defend OWNER against any liability with respect thereto, irrespective of the fault or negligence of either party.

ARTICLE 13. CONSEQUENTIAL LOSS EXCLUSION

Neither party hereto shall be responsible or held liable to the other for punitive, indirect, incidental or consequential damages, including without limitation, liability for loss of use of any new facilities arising out of the Work or of any existing property, loss of profits, loss of product or business interruption however the same may be caused, including the fault or negligence of either party.

ARTICLE 14. GOVERNING LAW AND ARBITRATION

This Agreement shall be construed and the rights of the parties hereto shall be determined in accordance with the laws of the State of Nevada.

Any controversy or claims arising out of or relating to the Agreement shall be initially submitted to mediation. The mediation team will be two senior executives of both organizations and a impartial third party facilitator suitable to both parties. The mediation team shall meet and attempt in good faith to resolve said claim or controversy.

Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, which cannot be resolved amicably by the mediation process described above, shall be settled by arbitration. This agreement to submit to arbitration shall be specifically enforceable under the prevailing arbitration law. The award of the arbitrator shall be final, and a judgment may be entered upon it by any court having jurisdiction. A party desiring to invoke this arbitration provision shall serve written notice upon the other of its intention to do so. Within thirty (30) days of the date of such notice, each party shall serve upon the other the name of one impartial individual, knowledgeable in matters pertaining to the engineering and construction industry, to serve as an arbitrator. A third arbitrator shall be designated within thirty (30) days thereafter by the two arbitrators.

The arbitration shall be conducted in accordance with the Construction Industry Arbitration Rules of the American Arbitration Association then prevailing, and shall be conducted in Reno, Nevada unless the parties agree otherwise. Discovery shall be made available in accordance with the procedures set forth in the Federal Rules of Civil Procedure, but to a degree limited by the arbitrators as they deem appropriate to render the procedures economical, efficient, expeditious and fair. During the arbitration period, the parties shall continue to perform the obligations imposed upon them by this Agreement to the fullest extent possible, consistent with their positions with respect to the dispute.

ARTICLE 15. ASSIGNMENTS AND SUBCONTRACTS

This Agreement shall not be assignable by either party without the prior written consent of the other party hereto, except that it may be assigned without such consent to the successor of either party or to a person, firm or corporation acquiring all or substantially all of the business and assets of such party. No assignment of this Agreement shall be valid until and unless this Agreement shall have been assumed by the assignee. When duly assigned in accordance with the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the assignee. Notwithstanding the foregoing, CONTRACTOR, at its sole option, may subcontract any portion of the Work to any affiliate of CONTRACTOR. In no case shall any such subcontract relieve CONTRACTOR of any of its obligations under this Agreement; provided, however, that if portions of the Work are so subcontracted, this Agreement sets forth the overall aggregate liability of CONTRACTOR, all subsidiary or parent organizations, and all related entities of any subsidiary or parent organization with respect to the Work, irrespective of fault or negligence, and the exculpatory and liability-limiting provisions contained herein shall, regardless of the cause of action asserted, control and inure to the benefit of such affiliates as if they were direct signatories hereto.

ARTICLE 16. OWNERSHIP OF DRAWINGS/KNOWN HOW

Drawings and specifications prepared by CONTRACTOR pursuant to this Agreement (excluding CONTRACTOR'S pre-existing know how embodied therein) shall become the property of CONTRACTOR. With respect to CONTRACTOR'S pre-existing know how embodied in any drawing or specification, OWNER agrees to use same solely for the purpose intended at the time of preparation and further agrees not to disclose same to others for purposes other than those intended, without the prior written consent of CONTRACTOR.

ARTICLE 17. EXCLUSIVITY

CONTRACTOR agrees to only contract with OWNER on Sonocracking Projects in the petrochemical and chemical sectors This exclusivity period commences on the effective date of this Agreement and will continue for a period of the earlier of one (1) year following termination of this Agreement or one (1) year following completion of a project hereunder, unless the parties agree otherwise. CONTRACTOR shall have first refusal rights on all Work Releases. If CONTRACTOR declines to accept a Work Release hereunder, OWNER shall have the right to have work performed by others.

ARTICLE 18. KEY PERSONNEL

The following classifications assigned to a project under this Agreement shall be designated as Key Personnel:

Program Manager
Project Manager
Construction Manager

OWNER shall have the right to accept or reject Key Personnel based on resume review and/or personal interview. OWNER agrees not to unreasonably withhold approval of Key Personnel. Furthermore, CONTRACTOR agrees not to remove Key Personnel from the Work without the prior written approval of OWNER, such approval not to be unreasonably withheld. Notwithstanding the foregoing, CONTRACTOR shall be allowed to remove Key Personnel in the event of illness, termination, or the threat of termination by such personnel (whom CONTRACTOR desires to retain) unless reassigned from a project.

ARTICLE 19. PRESS RELEASES

Neither party shall publish photographs or articles, give press releases or make speeches about, or otherwise publicize the existence of or scope of this Agreement or any generalities or details about the parties' facilities or business plans without first obtaining the other party's consent. This should not be construed to mean that a party cannot give information to others on a "need to know" basis in order to conduct its business under this Agreement in normal fashion; but the parties shall use prudence in giving such information and shall do so only after imposing on the recipients the requirement recited in the first sentence herein and the requirements of the Confidentiality Agreement or any other secrecy or confidentiality provision of the type described in Article 8 of this Agreement.

ARTICLE 20. EXECUTIVE SPONSOR

During the term of this Agreement, CONTRACTOR agrees to designate Mr. John Dalton as its Executive Sponsor for all projects performed hereunder. Mr. Dalton will remain Executive Sponsor unless agreed to otherwise in writing by the parties.

ARTICLE 21. ENTIRETY OF AGREEMENT

This Agreement contains the entire contract, between the parties hereto, and there are no other promises, contracts or warranties affecting it, and all previous contracts and communications relative to the Work are hereof superseded. The headings in this Agreement shall not be, deemed part hereof or taken into consideration in the, interpretations hereof. This Agreement may not be amended except by written instrument signed by both parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the date(s) appearing below, but effective the day and year first above written.

OWNER:	CONTRACTOR:

SULPHCO, INC.	MUSTANG INTERNATIONAL, L.P.

By: /s/ Rudolf Gunnerman	By: /s/ R.M. Farley
Name: Rudolf Gunnerman	Name: R.M. Farley
Title: Chairman & CEO	Title: Contracts Manager
Date: 3/29/2006	Date: 28 March 2006

Sulphco Fujairah 210,000 B/D Sonocracking Project
Mustang Engineering Work Release
March 29, 2006

Ke y Personnel

Project Manager - oversee the engineering and construction of the Fujairah 210,000 barrel/day Sonocracking Project. Coordinate the efforts of the NTG/Sulphco engineering, the skid fabrication and the local construction subcontractors at the Fujairah site. PM will also develop project management tools and procedures used to monitor the project, and communicate cost and schedule progress to Sulphco and Mustang management. These tools and procedures will consist at minimum, project schedules, forecasts, progress reporting, progress meetings, invoicing, safety, quality and other tools and procedures that are standard to the industry.

The Project Manager is authorized to remain on the project until 12/31/2006 or until transferred to another Sonocracking project.

Construction Manager - oversee the construction effort at the Fujairah Sonocracking Project site. Coordinate the efforts of the third party subcontractors including cost, schedule, quality and safety. Maintain communications with local Owner representative(s) as well as Mustang Project Manager

The Construction Manager is authorized to remain on the project until 12/31/06 or until services arc no longer required at the project site.

Schedules

Engineering/Construction Summary schedule outlining critical path and key action items -	4/15/06

Detailed Construction Schedule	4/30/06

The E/C summary schedule is critical to the progress of the project and Sulphco/Mustang management will review them during the third week in April.

Cost Forecasts

During the first month of the project, the project team will review all to date costs and based on early scope identification, develop an order of magnitude estimate for review by Sulphco/Mustang management. This will become the basis for the initial budget. In addition, a cash flow will be developed based on the initial budget. This initial budget will be refined on a monthly basis and updates shared with Sulphco/Mustang management.

Miscellaneous Work Requests

Mustang will established a budget for miscellaneous work items requested by Su1phco. Mustang will manage to that budget and will inform Sulphco when the costs reach 90% of the budget.

Construction

Mustang will be responsible for coordinating all ISBL work as well as certain OSBL work such as piping to and from crude storage tanks. NTG and a local engineering company (Vera Group) will identify the total scope. The work will completed using third party subcontractors.

1.
Develop construction execution plan that fits into overall project execution plan including plans for temporary roads, offices, small tools and other field indirects. Determine if all construction indirects will be provided by subcontractors or provided by Mustang (or both)

2.	As engineering is completed, develop work packages to complete ISBL work.

3.	Develop bid lists for these work packages, send work packages out for bids, evaluate bids and award subcontracts. Mustang will award subcontracts as agent for FOT/Sulphco (TBD).

4.	Coordinate efforts of Vera Group who will be responsible for construction of most OSBL work

5.	Develop safety and quality assurance programs and ensure that subcontractors follow procedures

6.	Develop progress and cost reporting systems that are consistent with overall project systems

7.	Develop systems turnover, pre-commissioning and startup plans

Operations

Mustang will prepare a proposal to Sulphco to provide operations services for the Fujairah Sonocracking facility. The proposal will include training of local Fujairah operators.

Fee

In lieu of a cash fee, Mustang will receive stock grants and options. The shares will be split 25% in stock grants (17,500 shares) and 75% in options (52,500 options). The options will have an exercise price of $6 per share and arc fully vested at project completion, with an expiration (late no sooner than April 1, 2010. The grants will be awarded at contract signing and are exercisable / convertible immediately. If Mustang terminates the contract prior to mechanical completion or 6 months after contract signing (whichever comes first), they must reimburse Su1phco for the value of the grants as of the date of contract signing. Based on the present scope of work, this will be the total fee available to Mustang for the Fujairah project.

IN WITNESS WHEREOF, the parties hereto have caused this Work Release to be executed the date(s) appearing below, but effective the clay and year first above written.

OWNER:	CONTRACTOR:

SULPHCO, INC.	MUSTANG INTERNATIONAL, L.P.

By: /s/ Rudolf Gunnerman	By: /s/ R.M. Farley
Name: Rudolf Gunnerman	Name: R.M. Farley
Title: Chairman & CEO	Title: Contracts Manager
Date: 3/29/2006	Date: 28 March 2006